NO ACT

DC
PE
5-20-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08045195

Received SEC
MAY 20 2008
Washington, DC 20549

May 20, 2008

James M. Anderson, III
McGuireWoods LLP
One James Center
901 East Cary Center
Richmond, VA 23219-4030

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 5/20/2008

Re: Smithfield Foods, Inc.

Dear Mr. Anderson:

This is in regard to your letter dated May 20, 2008 concerning the shareholder proposal submitted by People for the Ethical Treatment of Animals for inclusion in Smithfield's proxy materials for its upcoming annual meeting of shareholders. Your letter indicates that the proponent has withdrawn the proposal, and that Smithfield therefore withdraws its May 9, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

William A. Hines
Special Counsel

Enclosures

PROCESSED
JUN 03 2008
THOMSON REUTERS

cc: Matt Prescott
Director, Corporate Affairs
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

McGuireWoods LLP
Washington Square
1050 Connecticut Avenue N.W.
Suite 1200
Washington, DC 20036-5317
Phone: 202.857.1700
Fax: 202.857.1737
www.mcguirewoods.com
James M. Anderson, III
Direct: 804.775.1044
jmanderson@mcguirewoods.com
Direct Fax: 804.698.2155

McGUIREWOODS

RECEIVED
2008 MAY -9 PM 4:20
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

May 9, 2008

VIA HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Smithfield Foods, Inc. – Shareholder Proposal from People for the Ethical Treatment of Animals ("PETA")

Ladies and Gentlemen:

We are writing on behalf of Smithfield Foods, Inc. ("Smithfield"), a Virginia corporation, to inform the staff of the Division of Corporation Finance (the "Staff") that Smithfield intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from PETA (the "Proponent"), a copy of which is attached as Exhibit A.

On behalf of Smithfield, we respectfully request confirmation that the Staff will not recommend any enforcement action if Smithfield omits the Proposal from its 2008 Proxy Materials.

In accordance with Rule 14a-8(j), we have enclosed six copies of this letter and the Proposal. By copy of this submission, we notify the Proponent on behalf of Smithfield of its intention to omit the Proposal from the 2008 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted to the Staff not fewer than 80 days before Smithfield intends to file its definitive 2008 Proxy Materials with the Commission.

The Proposal

The Proposal requests that Smithfield's shareholders approve the following resolution:

"**RESOLVED**, to improve the quality and yield of Smithfield's products, conditions for its employees, and the welfare of its animals, shareholders encourage the company to phase in controlled-atmosphere killing (CAK) in Butterball's slaughterhouses."

Summary of Smithfield's Position

Smithfield believes that the Proposal may be properly omitted from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(6) because Smithfield would lack the power and authority to implement the Proposal. The Staff recently permitted the exclusion of a proposal on nearly identical grounds in *eBay Inc.* (March 26, 2008). Smithfield does not operate the Butterball processing facilities that are the subject of the Proposal. These facilities are owned by a joint venture, Butterball, LLC, a North Carolina limited liability company ("Butterball"). An indirect, wholly-owned subsidiary of Smithfield owns a 49% interest in Butterball with an independent third party owning the other 51% interest. As explained below in greater detail, due to its minority ownership position, Smithfield does not have operating control of Butterball, nor does it have the authority or power to adopt unilaterally the requested change at Butterball's processing facilities.

Smithfield believes that it can also exclude the Proposal because it is false and misleading pursuant to Rule 14a-8(i)(3). The Proposal implies that Smithfield operates Butterball's facilities and that Butterball's facilities are staffed by Smithfield employees. It also suggests that Smithfield employees committed egregious acts of abuse at one such Butterball facility. All of these suggestions are false, and Smithfield therefore contends that the entire Proposal is excludable on the grounds that it is false and misleading.

1. **Rule 14a-8(i)(6) – Smithfield lacks the authority to implement the Proposal.**

The Proposal requests Smithfield to phase in controlled-atmosphere killing (CAK) in Butterball's processing facilities. As background, Butterball is the No. 1 U.S. turkey producer and processor with annual sales exceeding $1 billion. Butterball is not a wholly-owned subsidiary of Smithfield. Rather, it is a joint venture between Murphy-Brown Holdings LLC, a Delaware limited liability company and an indirect, wholly-owned subsidiary of Smithfield ("Murphy-Brown Holdings"), and Maxwell Farms, Inc., a North Carolina corporation ("Maxwell Farms"). Maxwell Farms owns 51% and Murphy-Brown Holdings owns 49% of the outstanding percentage interests of Butterball. Maxwell Farms is not directly or indirectly controlled by Smithfield, as Smithfield has no direct or indirect ownership interest in Maxwell Farms.

Butterball is a member-managed limited liability company which does not have a board of directors. Pursuant to Butterball's organizational documents, except for certain enumerated matters which are not contemplated by the Proposal, all matters relating to Butterball shall be decided by a majority in interest of Butterball's members. As such, without support from Maxwell Farms (the 51% owner), Murphy-Brown Holdings (as the 49% owner) does not have the power and authority to take any action that would be required by the Proposal. Moreover, since Smithfield does not possess any special minority member veto rights under Butterball's organizational documents or relevant law with respect to the scope of those matters contemplated by the Proposal, neither Smithfield nor Murphy-Brown Holdings has the power to force Butterball, absent concurrence from Maxwell Farms, to take the action required by the Proposal.

Further, Smithfield has confirmed that it has no role in the day-to-day business and operations of Butterball. No officers or employees of Butterball are officers or employees of Smithfield or any of Smithfield's majority-owned subsidiaries.

The Proposal includes a resolution in which the shareholders encourage Smithfield to "phase in controlled-atmosphere killing (CAK) in Butterball's slaughterhouses." Smithfield can make and enforce policies only for Smithfield, not for businesses such as Butterball that are majority-owned by an independent party. As a minority investor, neither Smithfield nor Murphy-Brown Holdings can implement the phase-in of CAK in Butterball's processing facilities if Maxwell Farms independently does not agree. For these reasons, Smithfield does not have the power or authority to implement a policy requiring the phase in of CAK in Butterball's processing facilities, and therefore should be able to exclude the Proposal from the 2008 Proxy Materials under Rule 14a-8(i)(6).

The Staff permitted the exclusion of a proposal on very similar grounds in *eBay* which also involved the Proponent. In *eBay*, the Proponent submitted a proposal requiring the board of eBay Inc. ("eBay") to enact a policy prohibiting the sale of dogs and cats on eBay's affiliated Chinese web site. eBay asserted that it could properly omit the proposal from its proxy materials under Rule 14a-8(i)(6), because the requested actions were impossible to effectuate. In furtherance of its position, eBay noted that:

- the web site that was subject of the proposal was not owned by eBay or any of its affiliates, but in fact was owned by a joint venture entity in which eBay's wholly-owned subsidiary was a minority shareholder with a 49% stake;
- the other party to the joint venture was the majority shareholder with a 51% stake;
- questions arising at a shareholder's meeting of the joint venture required 50% or more approval;
- eBay lacked majority representation on the joint venture's board;
- eBay did not hold any special minority shareholder veto rights under the joint venture's organizational documents or relevant law with respect to the scope of the matters raised in the proposal;
- eBay had no role in the day-to-day business and operations of the joint venture;
- no officers or employees of the joint venture are officers or employees of eBay or any of its majority-owned subsidiaries; and
- absent concurrence from the majority shareholder, eBay lacked the ability to implement the proposal.

The Staff stated that there appeared to be some basis for eBay's view that the proposal may be omitted under Rule 14a-8(i)(6), and therefore it would not recommend enforcement action to the Commission if eBay omitted the proposal from its proxy material.

As cited in *eBay*, the Staff also permitted the exclusion of proposals on similar grounds in *Harsco Corp.* (February 16, 1988) and *Firestone Tire & Rubber Co.* (December 31, 1987). In *Harsco*, a shareholder submitted a proposal requesting that Harsco Corporation ("Harsco") sign and implement a statement of principles applicable to employment policies in South Africa. Harsco asserted that it could properly omit the proposal from its proxy materials under Rule 14a-8(c)(6), a precursor to Rule 14a-8(i)(6), because the requested actions were impossible for Harsco to effectuate. Harsco stated that its involvement with employees in South Africa consisted only of the ownership of a 50% stake in a South African corporation that was 50% owned by another company not directly or indirectly controlled by Harsco. Harsco was represented by two of the four members of the South African joint venture's board of directors. The other joint venture party had the right to appoint the joint venture's chairman, who was empowered to cast the deciding vote in the event of a tie. In *Firestone*, shareholders submitted proposals relating to the termination by Firestone Tire & Rubber Co. ("Firestone") and subsidiaries or affiliates of the sale of products and equipment to the military and police of South Africa. Firestone asserted that it should be able to omit the proposals under Rule 14a-8(c)(6) because the actions requested were impossible for Firestone to effectuate. Firestone beneficially owned a minority interest in an entity that sold products and equipment to South Africa's military and police, with a third party owning the majority interest. Firestone had the power to elect two of the entity's ten directors. Firestone stated that, as a minority investor, it could not prevent the entity from selling its products to South Africa's police or military if the majority shareholder should determine to do so. In both *Harsco* and *Firestone*, the Staff stated that there appeared to be some basis for the view that the respective proposals may be omitted from proxy materials under Rule 14a-8(c)(6), and therefore it would not recommend any enforcement action to the Commission if the proposals were omitted from the respective proxy materials.

In each of *eBay, Harsco* and *Firestone,* the companies were asked to implement proposals relating to the business and operations of entities in which they were not majority investors and of which they did not control. The Staff concurred with the companies' views that they did not have the power to effectuate the proposals as set forth in Rule 14a-8. Similarly, neither Smithfield nor Murphy-Brown Holdings has the power or authority to implement the actions requested in the Proposal. Butterball is a member-managed limited liability company where a majority in interest of the members decide all matters relating to the Company, except for certain enumerated matters which are not contemplated by the Proposal. Murphy-Brown Holdings, a subsidiary of Smithfield, does not own a majority in interest in Butterball. An independent third party, Maxwell Farms, does. In addition, Smithfield has confirmed that it has no role in the day-to-day business and operations of Butterball. As such, Smithfield does not have the power or authority to implement the Proposal and should be able to omit the Proposal from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(6).

2. **Rule 14a-8(i)(3) – The Proposal is false and misleading, and therefore contrary to proxy rules.**

Rule 14a-8(i)(3) permits companies to omit a shareholder proposal if it "is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Proposal implies that Smithfield operates the Butterball processing facilities by encouraging it to implement the recommended changes. The Proposal also includes a description of horrific acts that allegedly occurred at a

Butterball facility, falsely suggesting that these alleged acts occurred at the hands Smithfield employees. Since all of these items are untrue, Smithfield can exclude the entire Proposal from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(3). See e.g., *The Swiss Helvetia Fund, Inc.* (April 3, 2001) (a proposal that implies that the directors have violated, or may violate their fiduciary duty, is excludable in its entirety because it impugns their character, integrity and personal reputation), and *General Magic Inc.* (May 1, 2000) (a proposal to change the name of the company to "The Hell with Shareholders, Inc." can be excluded in its entirety because it is false and misleading).

The resolution requests Smithfield to phase in controlled-atmosphere killing in Butterball facilities so as to "improve the quality and yield of Smithfield's products, conditions for its employees, and the welfare of its animals." As discussed above, the turkeys at the Butterball processing facilities are not Smithfield's animals and the employees working at these facilities are not Smithfield employees. They are the animals and employees of Butterball, LLC.

The supporting statement also describes acts of abuse against turkeys at the hands of workers at Butterball processing facilities, and offers a misleading web site as the sole proof of many of the allegations included in the Proposal. A portion of the Proposal reads as follows: "Workers at a Butterball facility in Arkansas were documented punching and kicking live birds, stomping on birds' heads until their skulls exploded, and even sexually assaulting them (see www. ButterballCruelty.com)." On this web site, a reader can pull up a dark, blurry video which allegedly documents some of these gruesome acts. The unnamed narrator of the video describes numerous other disturbing acts, claiming to have witnessed them while undercover at a specified facility in Arkansas. As we have already outlined above, Smithfield has never operated the Arkansas facility or any other Butterball facility. In fact, at the time that these alleged abuses supposedly occurred, Butterball, LLC did not own or operate the Arkansas facility in question. The Proponent states on the web site that the alleged acts occurred between April and June, 2006. At this time, the Arkansas facility was owned and operated by ConAgra Foods, Inc. ("ConAgra"). Butterball, LLC purchased the Butterball assets from ConAgra, including the Arkansas facility, in October, 2006. The Proponent is obviously aware that ConAgra was the owner and operator of the facility at the time of its undercover operation, since the Proponent filed a complaint with local prosecutors against ConAgra and ConAgra employees for these same alleged abuses.[1] We believe that by including these serious allegations of abuse in the Proposal, the Proponent impugns the integrity and reputation of Smithfield and wrongfully accuses Smithfield's employees of illegal and immoral conduct, all of which clearly violates Rule 14a-9. See *Staff Legal Bulletin No. 14B* (September 15, 2004).

The Staff has also noted that "a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." *Staff Legal Bulletin No. 14* (July 13, 2001). The web site referenced in the Proposal includes all sorts of irrelevant

---

[1] The web site sited in the Proposal includes a link to the Proponent's complaint. In the letter to the prosecutor, the Proponent asserts that the alleged abuses occurred at a facility owned and operated by ConAgra Foods by ConAgra employees.

information, including references to becoming a vegetarian, a link for making donations to the Proponent, links to other undercover operations sponsored by the Proponent, and so on. None of these items are relevant to the Proposal, and the web site confuses the issue by linking it to other PETA-related propaganda and its claims of animal brutality committed by other companies.

Conclusion

For the reasons set forth above, Smithfield believes it may properly exclude the Proposal from the 2008 Proxy Materials under Rule 14a-8. Accordingly, Smithfield hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from Smithfield's 2008 Proxy Materials.

Please do not hesitate to call me at (804) 775-1044 if you require additional information or wish to discuss this submission further. If the Staff does not concur with Smithfield's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. Thank you for your attention to this matter.

Sincerely,

James M. Anderson, III

Enclosures

Shareholder Resolution on Controlled-Atmosphere Killing

RESOLVED, to improve the quality and yield of Smithfield's products, conditions for its employees, and the welfare of its animals, shareholders encourage the company to phase in controlled-atmosphere killing (CAK) in Butterball's slaughterhouses.

Supporting Statement
Smithfield uses electric immobilization in all of its turkey slaughterhouses. This involves dumping and shackling live birds, shocking them with electrified water, slitting their throats, and defeathering them in tanks of scalding-hot water.

<u>Electric immobilization lowers product quality and yield and compromises worker safety and animal welfare:</u>

- Because frustrated workers handle live birds, they often abuse animals. Workers at a Butterball facility in Arkansas were documented punching and kicking live birds, stomping on birds' heads until their skulls exploded, and even sexually assaulting them (see **www.ButterballCruelty.com**).
- Birds suffer broken bones, bruising, and hemorrhaging when they are dumped and shackled, which lowers product quality and yield. They also peck and scratch at each other, which increases carcass contamination.
- Birds are often scalded to death in defeathering tanks as a result of inadequate stunning procedures. When this happens, they defecate in the tanks, further decreasing yield and increasing contamination of the next birds to enter the tank.
- Frenzied birds flap at workers, kick them, and vomit and defecate on them, leading to increased worker injuries and illness, and overall poor ergonomics. This leads to higher company payout and an extremely high turnover rate.

<u>CAK is USDA-approved and improves product quality and yield, working conditions, and animal welfare:</u>

- With CAK, birds are placed in chambers while still in their transport crates, where their oxygen is replaced with inert gasses and/or carbon dioxide, efficiently and gently putting them "to sleep."
- Every published review of CAK concludes that it is superior to electric immobilization with regard to animal welfare, as does Dr. Temple Grandin, a scientific advisor to Smithfield.
- Because there is no live-dumping, live-shackling, or live-scalding, product quality and yield and animal welfare are greatly improved and contamination is drastically decreased. The manager of a CAK turkey plant in Ohio told *Poultry USA* that since switching to CAK, his company is "starting to quantify the improvements in yield and labor, [and] see the benefits in wings, wing meat, and breast meat."
- Because workers only handle birds once they are dead, ergonomics are improved, injury and illness rates are decreased, and the opportunities for workers to abuse live birds are eliminated. The turnover at a Nebraska poultry plant dropped by 75 percent after it installed CAK. "Before, every week there was a new person. Now, it's one of the nicer jobs in the plant," said the owner.

Although CAK improves product quality and yield, worker safety, and animal welfare—and although numerous other turkey facilities have switched to CAK—Smithfield has not shown any meaningful progress toward adopting it.

Clearly, it is in the company's best interests that shareholders vote for this resolution, which is a matter of significant public policy.

Relevant Correspondence between Smithfield and the Proponent

1. Cover letter and shareholder proposal sent to Smithfield by the Proponent, dated March 18, 2008, with the following attachments:

    a. Letter from Morgan Stanley

    b. Text of the Proposal

3/11-11-08

PETA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
Info@peta.org

March 18, 2008

Michael H. Cole
Secretary
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, Virginia 23430

Re: Shareholder Proposal for Inclusion in the 2008 Proxy Materials

Dear Secretary:

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2008 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Morgan Stanley, confirming ownership of 120 shares of Smithfield Foods Inc. common stock. PETA has held these shares continuously for more than one year and intends to hold them through and including the date of the 2008 annual shareholders meeting.

Please contact me if you need any further information. If Smithfield Foods Inc. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 757-962-8264 or via e-mail at MattPrescott@peta.org.

Sincerely,

Matt Prescott

Matt Prescott, Assistant Director
Corporate Affairs

Enclosures: 2008 Shareholder Resolution
Morgan Stanley letter

9812 Falls Road Suite 123
Potomac, MD 20854

toll-free 888 587 6565
tel 301 765 6460
fax 301 765 6464

Morgan Stanley

March 18, 2008

Michael H. Cole
Secretary
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, Virginia 23430

Re: Shareholder Proposal for Inclusion in the 2008 Proxy Materials

Dear Mr. Cole:

This letter serves as formal confirmation to verify that People for the Ethical Treatment of Animals is the beneficial owner of 120 shares of Smithfield Foods Inc. common stock and that PETA has continuously held at least $2,000.00 in market value, or 1% of Smithfield Foods Inc. for at least one year prior to and including the date of this letter.

Should you have any questions or require additional information, please contact me at (301) 765-6469.

Sincerely,

Abril Azmi
Senior Registered Assistant
Morgan Stanley & Co., Inc.
Potomac, MD

Shareholder Resolution on Controlled-Atmosphere Killing

RESOLVED, to improve the quality and yield of Smithfield's products, conditions for its employees, and the welfare of its animals, shareholders encourage the company to phase in controlled-atmosphere killing (CAK) in Butterball's slaughterhouses.

Supporting Statement
Smithfield uses electric immobilization in all of its turkey slaughterhouses. This involves dumping and shackling live birds, shocking them with electrified water, slitting their throats, and defeathering them in tanks of scalding-hot water.

Electric immobilization lowers product quality and yield and compromises worker safety and animal welfare:

- Because frustrated workers handle live birds, they often abuse animals. Workers at a Butterball facility in Arkansas were documented punching and kicking live birds, stomping on birds' heads until their skulls exploded, and even sexually assaulting them (see **www.ButterballCruelty.com**).
- Birds suffer broken bones, bruising, and hemorrhaging when they are dumped and shackled, which lowers product quality and yield. They also peck and scratch at each other, which increases carcass contamination.
- Birds are often scalded to death in defeathering tanks as a result of inadequate stunning procedures. When this happens, they defecate in the tanks, further decreasing yield and increasing contamination of the next birds to enter the tank.
- Frenzied birds flap at workers, kick them, and vomit and defecate on them, leading to increased worker injuries and illness, and overall poor ergonomics. This leads to higher company payout and an extremely high turnover rate.

CAK is USDA-approved and improves product quality and yield, working conditions, and animal welfare:

- With CAK, birds are placed in chambers while still in their transport crates, where their oxygen is replaced with inert gasses and/or carbon dioxide, efficiently and gently putting them "to sleep."
- Every published review of CAK concludes that it is superior to electric immobilization with regard to animal welfare, as does Dr. Temple Grandin, a scientific advisor to Smithfield.
- Because there is no live-dumping, live-shackling, or live-scalding, product quality and yield and animal welfare are greatly improved and contamination is drastically decreased. The manager of a CAK turkey plant in Ohio told *Poultry USA* that since switching to CAK, his company is "starting to quantify the improvements in yield and labor, [and] see the benefits in wings, wing meat, and breast meat."
- Because workers only handle birds once they are dead, ergonomics are improved, injury and illness rates are decreased, and the opportunities for workers to abuse live birds are eliminated. The turnover at a Nebraska poultry plant dropped by 75 percent after it installed CAK. "Before, every week there was a new person. Now, it's one of the nicer jobs in the plant," said the owner.

Although CAK improves product quality and yield, worker safety, and animal welfare—and although numerous other turkey facilities have switched to CAK—Smithfield has not shown any meaningful progress toward adopting it.

Clearly, it is in the company's best interests that shareholders vote for this resolution, which is a matter of significant public policy.

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

May 14, 2008

BY REGULAR & ELECTRONIC MAIL: *cfletters@sec.gov*

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") for Inclusion in the 2008 Proxy Statement of Smithfield Foods, Inc.

Ladies and Gentlemen:

This letter is filed in response to a letter dated May 9, 2008 submitted to the SEC by Smithfield Foods, Inc. ("Smithfield" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by PETA, based on Rule 14a-8(i)(6), asserting that that the Company lacks the power or authority to implement it; and on Rule 14a-8(i)(3) contending that the resolution is false and misleading.

The resolution at issue reads as follows:

> ***RESOLVED***, that to improve the quality and yield of Smithfield's products, conditions for its employees, and the welfare of its animals, ***shareholders encourage*** the company to phase in controlled-atmosphere killing (CAK) in Butterball's slaughterhouses. [emphasis added]

For the reasons that follow, the proponent respectfully disagrees with the Company's position that the proposal should be omitted and urges the Staff to issue a non-concurrence.

I. The Rule 14a-8(i)(6) Exception

A. The Proposal "Encourages" Smithfield to Enact a Policy which Benefits Workers, Consumers, and Animals.

Rule 14a-8(i)(6) provides a basis for omitting a shareholder proposal if the Company can show that it lacks the power or the authority to implement it. Smithfield argues that it has no control over Butterball but rather is a 49 percent joint venture partner through its wholly owned subsidiary, Murphy-Brown Holdings ("MBH"). However, the Company overlooks the fact that the resolution merely "encourages" enactment of a policy relating to a less-cruel and technologically-advanced method of slaughter ("CAK"). That Smithfield has missed the point that it is being encouraged to do something is evidenced by its

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS statement that "neither Smithfield nor Murphy-Brown Holdings has the power *to force Butterball*, absent concurrence from Maxwell Farms, to take the action required by the Proposal." (No Action Letter, p. 2; emphasis supplied.) The resolution explicitly does not seek to force the Company to do anything, and a vote in favor of the resolution would simply demonstrate the level of shareholder support for CAK.

Smithfield argues that the Staff's concurrence in *eBay Inc.* (March 26, 2008) "on nearly identical grounds," supports its position. But the facts there were substantially different. The joint venture was in a foreign country (China), with a foreign joint venture partner, presumably governed by foreign law,[1] which implicated only the smallest fraction of eBay's on-line business, which is vastly different from the food industry.

Here, Smithfield controls 49 percent of Butterball and is in a perfect position to "encourage" its joint venture partner to implement the CAK method of poultry slaughter. Even if the resolution were seeking to compel implementation of the CAK slaughter method at Butterball—which it is not—it is beyond peradventure that Smithfield's view on the issue would not be inconsequential to Butterball.

In fact, this resolution is not materially different from the many CAK resolutions that have been filed at other companies. Similar resolutions aimed at advancing the CAK slaughter method have been filed at the largest supermarkets and fast food chains, asking for reports or encouraging the Board to give purchasing preferences to suppliers that implement CAK. This resolution is substantially the same, only in Smithfield's case, because of its relationship to Butterball, it is better positioned to encourage and influence implementation of CAK at Butterball.

B. The Staff Has an Established Policy Permitting Proponents to Revise Resolutions in Preference to Allowing the Company to Omit Them.

Staff Legal Bulletin No. 14 (July 13, 2001) was issued to provide shareholders and companies with guidance on the application of Rule 14a-8. As noted in the Bulletin, its purpose is to give "guidance to companies and shareholders by expressing our views on some issues and questions that commonly arise under rule 14a-8 ..." One area in which Legal Bulletin No. 14 provides guidance concerns revisions to shareholder proposals.

Specifically, the Staff's approach to revisions of proposals is as follows:

> [W]e have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with

[1] eBay should have provided an opinion of counsel with its no action application, but did not. Staff Legal Bulletin 14B (Sept. 15, 2004) addresses two instances in which an opinion letter from counsel is advisable. First, if the company contends that it lacks power or authority to implement the resolution because of state or foreign law, it should be supported by an opinion of counsel. Second, if the company asserts that it lacks power or authority because it would "result in the company breaching existing contractual obligations," the Staff encourages the inclusion of an opinion of counsel.

the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

The Staff's practice of allowing revisions to shareholder proposals was reaffirmed in Staff Legal Bulletin No. 14B (Sept. 15, 2004)(confirmed the language in SLB 14 regarding revisions to resolutions.) In light of this established practice and the policies underpinning the Exchange Act, PETA requests that as an alternative to a concurrence, the Staff permit PETA to revise the resolution. Accordingly, the Resolved clause of the resolution would be amended to read as follows:

> ***RESOLVED***, that to improve the quality and yield of Smithfield's products, conditions for its employees, and the welfare of its animals, shareholders encourage the company to work toward adopting controlled-atmosphere killing (CAK) in Butterball's slaughterhouses.

As amended, the resolution does not implicate any of the Rule 14a-8 exceptions, and is consistent with the Supporting Statement.

II. The Staffs' Position on the Omission of Allegedly False and Misleading Statements Is Set Forth in SLB 14B.

The Staff clarified its view on the Rule 14a-8(i)(3) exclusion for resolutions that are false or misleading in Staff Legal Bulletin 14B (Sept. 15, 2004). Specifically, the Staff reported that "we spend an increasingly large portion of our time and resources each proxy season responding to no-action requests regarding asserted deficiencies in terms of clarity, relevance, or accuracy in proposals and supporting statements." Staff Legal Bulletin 14B continues as follows:

> The discussion in SLB No. 14 has resulted in an unintended and unwarranted extension of rule 14a-8(i)(3), as many companies have begun to assert deficiencies in virtually every line of a proposal's supporting statement as a means to justify exclusion of the proposal in its entirety.
>
> ...
>
> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

- the company objects to statements because they represent the opinion of the shareholder proponent or a reference source, but the statements are not identified specifically as such.

All of Smithfield's objections to facts in PETA's resolution and supporting statement fall under one or more of the circumstances outlined above in SLB 14B. Smithfield's contentions may be appropriate for management's opposition statement to the resolution, but they do not constitute appropriate grounds for omitting the resolution. As noted in SLB 14B, "because the shareholder proponent, and not the company, is responsible for the content of a proposal and its supporting statement, we do not believe that exclusion or modification under rule 14a-8(i)(3) is appropriate for much of the language in supporting statements to which companies have objected." Accordingly, SLB 14B governs the outcome of the Rule 14a-8(i)(3) question.

For the foregoing reasons, we respectfully request that the SEC advise Smithfield that it will take enforcement action if the company fails to include PETA's proposal in its 2008 Proxy Statement. Please feel free to contact me should you have any questions or require further information. I may be reached directly at SusanH@peta.org or 202-641-0999.

We appreciate the Staff's consideration of the foregoing.

Very truly yours,

Susan L. Hall

Susan L. Hall
Counsel

SLH/pc

cc: James M. Anderson, III (via e-mail at jmanderson@mcguirewoods.com)

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

James M. Anderson, III
Direct: 804.775.1044

McGUIREWOODS

SEC Mail
Mail Processing
Section

MAY 19 2008

Washington, DC
109

jmanderson@mcguirewoods.com
Direct Fax: 804.698.2155

RECEIVED
2008 MAY 20 PM 12: 15
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

May 19, 2008

VIA HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Smithfield Foods, Inc. ("Smithfield") – Shareholder Proposal from People for the Ethical Treatment of Animals ("PETA")

Ladies and Gentlemen:

This letter is in reply to the letter from PETA (the "Proponent") to the Staff dated May 14, 2008 (the "Proponent's Letter") regarding the shareholder proposal and statements in support thereof (the "Proposal") submitted to Smithfield by the Proponent. The Proposal encourages Smithfield to phase in controlled-atmosphere killing (CAK) in Butterball's processing facilities.

This letter supplements our letter to the Staff dated May 9, 2008 (the "May 9th Letter") requesting that the Staff concur with Smithfield's position that the Proposal may be properly omitted from Smithfield's proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "Proxy Materials") pursuant to:

- Rule 14a-8(i)(6), which permits omission of a proposal from the proxy materials if the company would lack the power or authority to implement the proposal; and
- Rule 14a-8(i)(3), which permits omission of a proposal from the proxy materials if it is contrary to the Commission's proxy rules, including Rule 14a-9 which prohibits materially false or misleading statements in proxy soliciting materials.

We believe that the Proponent's Letter fails to refute our analysis set forth in the May 9th Letter. Further, the Proponent's revised Proposal set forth in the Proponent's Letter is defective for the exact same reasons that the original Proposal is defective. The following addresses some of the more significant deficiencies with the arguments raised in the Proponent's Letter.

I. The Rule 14a-8(i)(6) Exception Applies

The Proposal includes a resolution asking Smithfield's shareholders to "encourage the company to phase in controlled-atmosphere killing (CAK) in Butterball's slaughterhouses." In our May 9th Letter to the Staff, Smithfield demonstrated that, as the minority interest holder in a joint venture called Butterball, LLC, Smithfield has no power or authority to implement operational changes at Butterball such as those that are the subject of the Proposal.

In its response, the Proponent states that Smithfield "overlooks the fact that the resolution merely 'encourages' enactment of a policy." The Proponent argues that Smithfield is only "being encouraged to do something" by its shareholders, namely to phase in CAK at Butterball, and therefore Rule 14a-8(i)(6) does not apply. In response, Smithfield disagrees by once again referring to *eBay, Inc.* (March 26, 2008). The *eBay* proposal asked shareholders to "encourage" eBay's board to take a specific action. Just like Smithfield, *eBay* argued that, as a 49% shareholder in a joint venture, it did not have the power or authority to implement the requested action at the joint venture, even if it were "encouraged, asked, directed, or required to do so" by its shareholders.

The Proponent argues that *eBay* is "substantially different" from the current situation because the proposal in *eBay* dealt with a joint venture "in a foreign country (China), with a foreign joint venture partner, presumably governed by foreign law . . ." Smithfield respectfully disagrees as each of those differences are irrelevant to the applicability of Rule 14a-8(i)(6). Due to its minority ownership position, Smithfield does not have the power or authority to implement the Proposal regardless of where Butterball operates. Our May 9th Letter detailed the numerous relevant similarities that the current situation has with *eBay* and the prior paragraph emphasizes yet another.

In the Proponent's Letter, the Proponent claims it is not "seeking to compel implementation of the CAK slaughter method at Butterball." The plain reading of the Proposal has our shareholders encouraging Smithfield to phase in CAK at Butterball facilities. To suggest otherwise (i) provides further grounds for exclusion such as vagueness under Rule 14a-8(i)(3) among others and (ii) contradicts the Proponent's own statements in the Proposal and elsewhere in the Proponent's Letter (such as stating on page one "[t]he Proposal 'encourages' Smithfield to enact a policy…").

The Proponent claims that it has filed similar resolutions with fast food chains and supermarkets which address the purchasing preferences of those businesses. Smithfield believes this claim is simply not relevant. The only similarity between the Proposal and the fast food chain/supermarket resolutions described by the Proponent is that they all concern CAK. To assert that the Proposal is substantially the same once again ignores the fact that Smithfield has no power to phase in CAK at the Butterball facilities unlike a fast food chain making a purchasing decision.

II. The Rule 14a-8(i)(3) Exception Applies

Smithfield agrees with the Proponent that Staff Legal Bulletin 14B (September 15, 2004) is relevant to the Rule 14a-8(i)(3) question. However, Smithfield disagrees that the provisions cited by the Proponent are the ones that are relevant to the Proposal. Specifically, Smithfield is **not** objecting to any the following:

- factual assertions made in the Proposal simply because they are not supported;
- factual assertions made in the Proposal simply because they may be countered;
- factual assertions made in the Proposal simply because they can be interpreted in a manner that is unfavorable to Smithfield, its directors or its officers; or
- statements of the Proponent's opinion that are not identified as such.

Instead Smithfield believes that pursuant to the May 9th Letter it "has demonstrated objectively that the proposal or statement is materially false or misleading" which is the standard the Staff uses when concurring with an issuer's reliance of Rule 14a-8(i)(3) to exclude or modify a proposal. *Staff Legal Bulletin 14B*. In furtherance of this position, Smithfield notes the Proponent's Letter makes no attempt to dispute any of our statements of fact made in support of excluding the Proposal pursuant to Rule 14a-8(i)(3) set forth in the May 9th Letter.

III. The Proponent's Revised Proposal is Defective

Smithfield believes the Proposal is fundamentally flawed because it presumes and suggests that Smithfield can adopt specified operational changes at Butterball. To fix it, the Proponent would need to draft a fundamentally different proposal which would be excludable under Rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholder's meeting, and Rule 14a-8(e), which sets a deadline for submission of shareholder proposals.

Staff Legal Bulletin No. 14 (July 13, 2001) specifically states that shareholders are allowed to make revisions to proposals, only if the changes are "minor in nature and do not alter the substance of the proposal." In response to our May 9th Letter, the Proponent offers to make a meaningless revision which does nothing to cure it of its defects (changing "phase in" to "work toward adopting"). The revised Proposal still presumes that Smithfield can adopt the requested changes at Butterball, and still ignores the fact that the only interest holder in Butterball that can "work toward adopting" CAK at the Butterball facilities is an independent third party. The revised Proposal still has all the deficiencies and defects set forth in our May 9th Letter under Rule 14a-8(i)(3) and Rule 14-8(i)(6) demonstrating that the Proposal cannot be fixed through minor revisions. Accordingly, the Proponent should not be permitted to revise the Proposal.

Conclusion

For the reasons set forth above and the reasons set forth in our May 9th Letter, Smithfield hereby respectfully requests that the Staff confirm that it will not recommend any enforcement action if Smithfield excludes the Proposal from its 2008 Proxy Materials.

Please do not hesitate to call me at (804) 775-1044 if you require additional information or wish to discuss this submission further. If the Staff does not concur with Smithfield's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. Thank you for your attention to this matter.

Sincerely,

James M. Anderson, III

Enclosures

cc: Susan L. Hall, Counsel, People for the Ethical Treatment of Animals
Matt Prescott, People for the Ethical Treatment of Animals

Enclosures

1. Letter to the Securities and Exchange Commission from Proponent, dated May 14, 2008.
2. Letter to the Securities and Exchange Commission from McGuireWoods LLP, on behalf of Smithfield Foods, Inc., dated May 9, 2008, with attachments.

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

May 14, 2008

BY REGULAR & ELECTRONIC MAIL: *cfletters@sec.gov*

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") for Inclusion in the 2008 Proxy Statement of Smithfield Foods, Inc.

Ladies and Gentlemen:

This letter is filed in response to a letter dated May 9, 2008 submitted to the SEC by Smithfield Foods, Inc. ("Smithfield" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by PETA, based on Rule 14a-8(i)(6), asserting that that the Company lacks the power or authority to implement it, and on Rule 14a-8(i)(3) contending that the resolution is false and misleading.

The resolution at issue reads as follows:

> ***RESOLVED***, that to improve the quality and yield of Smithfield's products, conditions for its employees, and the welfare of its animals, ***shareholders encourage*** the company to phase in controlled-atmosphere killing (CAK) in Butterball's slaughterhouses. [emphasis added]

For the reasons that follow, the proponent respectfully disagrees with the Company's position that the proposal should be omitted and urges the Staff to issue a non-concurrence.

I. The Rule 14a-8(i)(6) Exception

A. The Proposal "Encourages" Smithfield to Enact a Policy which Benefits Workers, Consumers, and Animals.

Rule 14a-8(i)(6) provides a basis for omitting a shareholder proposal if the Company can show that it lacks the power or the authority to implement it. Smithfield argues that it has no control over Butterball but rather is a 49 percent joint venture partner through its wholly owned subsidiary, Murphy-Brown Holdings ("MBH"). However, the Company overlooks the fact that the resolution merely "encourages" enactment of a policy relating to a less-cruel and technologically-advanced method of slaughter ("CAK"). That Smithfield has missed the point that it is being encouraged to do something is evidenced by its statement that "neither Smithfield nor Murphy-Brown Holdings has the power *to force Butterball*, absent concurrence from Maxwell Farms, to take the action required by the Proposal." (No Action Letter, p. 2; emphasis supplied.) The resolution explicitly does not seek to force the Company to do anything, and a vote in favor of the resolution would simply demonstrate the level of shareholder support for CAK.

Smithfield argues that the Staff's concurrence in *eBay Inc.* (March 26, 2008) "on nearly identical grounds," supports its position. But the facts there were substantially different. The joint venture was in a foreign country (China), with a foreign joint venture partner, presumably governed by foreign law,[1] which implicated only the smallest fraction of eBay's on-line business, which is vastly different from the food industry.

Here, Smithfield controls 49 percent of Butterball and is in a perfect position to "encourage" its joint venture partner to implement the CAK method of poultry slaughter. Even if the resolution were seeking to compel implementation of the CAK slaughter method at Butterball—which it is not—it is beyond peradventure that Smithfield's view on the issue would not be inconsequential to Butterball.

In fact, this resolution is not materially different from the many CAK resolutions that have been filed at other companies. Similar resolutions aimed at advancing the CAK slaughter method have been filed at the largest supermarkets and fast food chains, asking for reports or encouraging the Board to give purchasing preferences to suppliers that implement CAK. This resolution is substantially the same, only in Smithfield's case, because of its relationship to Butterball, it is better positioned to encourage and influence implementation of CAK at Butterball.

B. The Staff Has an Established Policy Permitting Proponents to Revise Resolutions in Preference to Allowing the Company to Omit Them.

Staff Legal Bulletin No. 14 (July 13, 2001) was issued to provide shareholders and companies with guidance on the application of Rule 14a-8. As noted in the Bulletin, its purpose is to give "guidance to companies and shareholders by expressing our views on some issues and questions that commonly arise under rule 14a-8 ..." One area in which Legal Bulletin No. 14 provides guidance concerns revisions to shareholder proposals.

Specifically, the Staff's approach to revisions of proposals is as follows:

> [W]e have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with

[1] eBay should have provided an opinion of counsel with its no action application, but did not. Staff Legal Bulletin 14B (Sept. 15, 2004) addresses two instances in which an opinion letter from counsel is advisable. First, if the company contends that it lacks power or authority to implement the resolution because of state or foreign law, it should be supported by an opinion of counsel. Second, if the company asserts that it lacks power or authority because it would "result in the company breaching existing contractual obligations," the Staff encourages the inclusion of an opinion of counsel.

the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

The Staff's practice of allowing revisions to shareholder proposals was reaffirmed in Staff Legal Bulletin No. 14B (Sept. 15, 2004)(confirmed the language in SLB 14 regarding revisions to resolutions.) In light of this established practice and the policies underpinning the Exchange Act, PETA requests that as an alternative to a concurrence, the Staff permit PETA to revise the resolution. Accordingly, the Resolved clause of the resolution would be amended to read as follows:

> ***RESOLVED***, that to improve the quality and yield of Smithfield's products, conditions for its employees, and the welfare of its animals, shareholders encourage the company to work toward adopting controlled-atmosphere killing (CAK) in Butterball's slaughterhouses.

As amended, the resolution does not implicate any of the Rule 14a-8 exceptions, and is consistent with the Supporting Statement.

II. The Staffs' Position on the Omission of Allegedly False and Misleading Statements Is Set Forth in SLB 14B.

The Staff clarified its view on the Rule 14a-8(i)(3) exclusion for resolutions that are false or misleading in Staff Legal Bulletin 14B (Sept. 15, 2004). Specifically, the Staff reported that "we spend an increasingly large portion of our time and resources each proxy season responding to no-action requests regarding asserted deficiencies in terms of clarity, relevance, or accuracy in proposals and supporting statements." Staff Legal Bulletin 14B continues as follows:

> The discussion in SLB No. 14 has resulted in an unintended and unwarranted extension of rule 14a-8(i)(3), as many companies have begun to assert deficiencies in virtually every line of a proposal's supporting statement as a means to justify exclusion of the proposal in its entirety.
>
> ...
>
> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

- the company objects to statements because they represent the opinion of the shareholder proponent or a reference source, but the statements are not identified specifically as such.

All of Smithfield's objections to facts in PETA's resolution and supporting statement fall under one or more of the circumstances outlined above in SLB 14B. Smithfield's contentions may be appropriate for management's opposition statement to the resolution, but they do not constitute appropriate grounds for omitting the resolution. As noted in SLB 14B, "because the shareholder proponent, and not the company, is responsible for the content of a proposal and its supporting statement, we do not believe that exclusion or modification under rule 14a-8(i)(3) is appropriate for much of the language in supporting statements to which companies have objected." Accordingly, SLB 14B governs the outcome of the Rule 14a-8(i)(3) question.

For the foregoing reasons, we respectfully request that the SEC advise Smithfield that it will take enforcement action if the company fails to include PETA's proposal in its 2008 Proxy Statement. Please feel free to contact me should you have any questions or require further information. I may be reached directly at SusanH@peta.org or 202-641-0999.

We appreciate the Staff's consideration of the foregoing.

Very truly yours,

Susan L. Hall

Susan L. Hall
Counsel

SLH/pc

cc: James M. Anderson, III (via e-mail at jmanderson@mcguirewoods.com)

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

James M. Anderson, III
Direct: 804.775.1044

McGUIREWOODS

jmanderson@mcguirewoods.com
Direct Fax: 804.698.2155

May 9, 2008

VIA HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Smithfield Foods, Inc. – Shareholder Proposal from People for the Ethical Treatment of Animals ("PETA")

Ladies and Gentlemen:

We are writing on behalf of Smithfield Foods, Inc. ("Smithfield"), a Virginia corporation, to inform the staff of the Division of Corporation Finance (the "Staff") that Smithfield intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from PETA (the "Proponent"), a copy of which is attached as Exhibit A.

On behalf of Smithfield, we respectfully request confirmation that the Staff will not recommend any enforcement action if Smithfield omits the Proposal from its 2008 Proxy Materials.

In accordance with Rule 14a-8(j), we have enclosed six copies of this letter and the Proposal. By copy of this submission, we notify the Proponent on behalf of Smithfield of its intention to omit the Proposal from the 2008 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted to the Staff not fewer than 80 days before Smithfield intends to file its definitive 2008 Proxy Materials with the Commission.

The Proposal

The Proposal requests that Smithfield's shareholders approve the following resolution:

"**RESOLVED**, to improve the quality and yield of Smithfield's products, conditions for its employees, and the welfare of its animals, shareholders encourage the company to phase in controlled-atmosphere killing (CAK) in Butterball's slaughterhouses."

Summary of Smithfield's Position

Smithfield believes that the Proposal may be properly omitted from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(6) because Smithfield would lack the power and authority to implement the Proposal. The Staff recently permitted the exclusion of a proposal on nearly identical grounds in *eBay Inc.* (March 26, 2008). Smithfield does not operate the Butterball processing facilities that are the subject of the Proposal. These facilities are owned by a joint venture, Butterball, LLC, a North Carolina limited liability company ("Butterball"). An indirect, wholly-owned subsidiary of Smithfield owns a 49% interest in Butterball with an independent third party owning the other 51% interest. As explained below in greater detail, due to its minority ownership position, Smithfield does not have operating control of Butterball, nor does it have the authority or power to adopt unilaterally the requested change at Butterball's processing facilities.

Smithfield believes that it can also exclude the Proposal because it is false and misleading pursuant to Rule 14a-8(i)(3). The Proposal implies that Smithfield operates Butterball's facilities and that Butterball's facilities are staffed by Smithfield employees. It also suggests that Smithfield employees committed egregious acts of abuse at one such Butterball facility. All of these suggestions are false, and Smithfield therefore contends that the entire Proposal is excludable on the grounds that it is false and misleading.

1. <u>Rule 14a-8(i)(6) – Smithfield lacks the authority to implement the Proposal.</u>

The Proposal requests Smithfield to phase in controlled-atmosphere killing (CAK) in Butterball's processing facilities. As background, Butterball is the No. 1 U.S. turkey producer and processor with annual sales exceeding $1 billion. Butterball is not a wholly-owned subsidiary of Smithfield. Rather, it is a joint venture between Murphy-Brown Holdings LLC, a Delaware limited liability company and an indirect, wholly-owned subsidiary of Smithfield ("Murphy-Brown Holdings"), and Maxwell Farms, Inc., a North Carolina corporation ("Maxwell Farms"). Maxwell Farms owns 51% and Murphy-Brown Holdings owns 49% of the outstanding percentage interests of Butterball. Maxwell Farms is not directly or indirectly controlled by Smithfield, as Smithfield has no direct or indirect ownership interest in Maxwell Farms.

Butterball is a member-managed limited liability company which does not have a board of directors. Pursuant to Butterball's organizational documents, except for certain enumerated matters which are not contemplated by the Proposal, all matters relating to Butterball shall be decided by a majority in interest of Butterball's members. As such, without support from Maxwell Farms (the 51% owner), Murphy-Brown Holdings (as the 49% owner) does not have the power and authority to take any action that would be required by the Proposal. Moreover, since Smithfield does not possess any special minority member veto rights under Butterball's organizational documents or relevant law with respect to the scope of those matters contemplated by the Proposal, neither Smithfield nor Murphy-Brown Holdings has the power to force Butterball, absent concurrence from Maxwell Farms, to take the action required by the Proposal.

Further, Smithfield has confirmed that it has no role in the day-to-day business and operations of Butterball. No officers or employees of Butterball are officers or employees of Smithfield or any of Smithfield's majority-owned subsidiaries.

The Proposal includes a resolution in which the shareholders encourage Smithfield to "phase in controlled-atmosphere killing (CAK) in Butterball's slaughterhouses." Smithfield can make and enforce policies only for Smithfield, not for businesses such as Butterball that are majority-owned by an independent party. As a minority investor, neither Smithfield nor Murphy-Brown Holdings can implement the phase-in of CAK in Butterball's processing facilities if Maxwell Farms independently does not agree. For these reasons, Smithfield does not have the power or authority to implement a policy requiring the phase in of CAK in Butterball's processing facilities, and therefore should be able to exclude the Proposal from the 2008 Proxy Materials under Rule 14a-8(i)(6).

The Staff permitted the exclusion of a proposal on very similar grounds in *eBay* which also involved the Proponent. In *eBay*, the Proponent submitted a proposal requiring the board of eBay Inc. ("eBay") to enact a policy prohibiting the sale of dogs and cats on eBay's affiliated Chinese web site. eBay asserted that it could properly omit the proposal from its proxy materials under Rule 14a-8(i)(6), because the requested actions were impossible to effectuate. In furtherance of its position, eBay noted that:

- the web site that was subject of the proposal was not owned by eBay or any of its affiliates, but in fact was owned by a joint venture entity in which eBay's wholly-owned subsidiary was a minority shareholder with a 49% stake;
- the other party to the joint venture was the majority shareholder with a 51% stake;
- questions arising at a shareholder's meeting of the joint venture required 50% or more approval;
- eBay lacked majority representation on the joint venture's board;
- eBay did not hold any special minority shareholder veto rights under the joint venture's organizational documents or relevant law with respect to the scope of the matters raised in the proposal;
- eBay had no role in the day-to-day business and operations of the joint venture;
- no officers or employees of the joint venture are officers or employees of eBay or any of its majority-owned subsidiaries; and
- absent concurrence from the majority shareholder, eBay lacked the ability to implement the proposal.

The Staff stated that there appeared to be some basis for eBay's view that the proposal may be omitted under Rule 14a-8(i)(6), and therefore it would not recommend enforcement action to the Commission if eBay omitted the proposal from its proxy material.

As cited in *eBay*, the Staff also permitted the exclusion of proposals on similar grounds in *Harsco Corp.* (February 16, 1988) and *Firestone Tire & Rubber Co.* (December 31, 1987). In *Harsco*, a shareholder submitted a proposal requesting that Harsco Corporation ("Harsco") sign and implement a statement of principles applicable to employment policies in South Africa. Harsco asserted that it could properly omit the proposal from its proxy materials under Rule 14a-8(c)(6), a precursor to Rule 14a-8(i)(6), because the requested actions were impossible for Harsco to effectuate. Harsco stated that its involvement with employees in South Africa consisted only of the ownership of a 50% stake in a South African corporation that was 50% owned by another company not directly or indirectly controlled by Harsco. Harsco was represented by two of the four members of the South African joint venture's board of directors. The other joint venture party had the right to appoint the joint venture's chairman, who was empowered to cast the deciding vote in the event of a tie. In *Firestone*, shareholders submitted proposals relating to the termination by Firestone Tire & Rubber Co. ("Firestone") and subsidiaries or affiliates of the sale of products and equipment to the military and police of South Africa. Firestone asserted that it should be able to omit the proposals under Rule 14a-8(c)(6) because the actions requested were impossible for Firestone to effectuate. Firestone beneficially owned a minority interest in an entity that sold products and equipment to South Africa's military and police, with a third party owning the majority interest. Firestone had the power to elect two of the entity's ten directors. Firestone stated that, as a minority investor, it could not prevent the entity from selling its products to South Africa's police or military if the majority shareholder should determine to do so. In both *Harsco* and *Firestone*, the Staff stated that there appeared to be some basis for the view that the respective proposals may be omitted from proxy materials under Rule 14a-8(c)(6), and therefore it would not recommend any enforcement action to the Commission if the proposals were omitted from the respective proxy materials.

In each of *eBay, Harsco* and *Firestone,* the companies were asked to implement proposals relating to the business and operations of entities in which they were not majority investors and of which they did not control. The Staff concurred with the companies' views that they did not have the power to effectuate the proposals as set forth in Rule 14a-8. Similarly, neither Smithfield nor Murphy-Brown Holdings has the power or authority to implement the actions requested in the Proposal. Butterball is a member-managed limited liability company where a majority in interest of the members decide all matters relating to the Company, except for certain enumerated matters which are not contemplated by the Proposal. Murphy-Brown Holdings, a subsidiary of Smithfield, does not own a majority in interest in Butterball. An independent third party, Maxwell Farms, does. In addition, Smithfield has confirmed that it has no role in the day-to-day business and operations of Butterball. As such, Smithfield does not have the power or authority to implement the Proposal and should be able to omit the Proposal from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(6).

2. **Rule 14a-8(i)(3) – The Proposal is false and misleading, and therefore contrary to proxy rules.**

Rule 14a-8(i)(3) permits companies to omit a shareholder proposal if it "is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Proposal implies that Smithfield operates the Butterball processing facilities by encouraging it to implement the recommended changes. The Proposal also includes a description of horrific acts that allegedly occurred at a

Butterball facility, falsely suggesting that these alleged acts occurred at the hands Smithfield employees. Since all of these items are untrue, Smithfield can exclude the entire Proposal from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(3). See e.g., *The Swiss Helvetia Fund, Inc.* (April 3, 2001) (a proposal that implies that the directors have violated, or may violate their fiduciary duty, is excludable in its entirety because it impugns their character, integrity and personal reputation), and *General Magic Inc.* (May 1, 2000) (a proposal to change the name of the company to "The Hell with Shareholders, Inc." can be excluded in its entirety because it is false and misleading).

The resolution requests Smithfield to phase in controlled-atmosphere killing in Butterball facilities so as to "improve the quality and yield of Smithfield's products, conditions for its employees, and the welfare of its animals." As discussed above, the turkeys at the Butterball processing facilities are not Smithfield's animals and the employees working at these facilities are not Smithfield employees. They are the animals and employees of Butterball, LLC.

The supporting statement also describes acts of abuse against turkeys at the hands of workers at Butterball processing facilities, and offers a misleading web site as the sole proof of many of the allegations included in the Proposal. A portion of the Proposal reads as follows: "Workers at a Butterball facility in Arkansas were documented punching and kicking live birds, stomping on birds' heads until their skulls exploded, and even sexually assaulting them (see www. ButterballCruelty.com)." On this web site, a reader can pull up a dark, blurry video which allegedly documents some of these gruesome acts. The unnamed narrator of the video describes numerous other disturbing acts, claiming to have witnessed them while undercover at a specified facility in Arkansas. As we have already outlined above, Smithfield has never operated the Arkansas facility or any other Butterball facility. In fact, at the time that these alleged abuses supposedly occurred, Butterball, LLC did not own or operate the Arkansas facility in question. The Proponent states on the web site that the alleged acts occurred between April and June, 2006. At this time, the Arkansas facility was owned and operated by ConAgra Foods, Inc. ("ConAgra"). Butterball, LLC purchased the Butterball assets from ConAgra, including the Arkansas facility, in October, 2006. The Proponent is obviously aware that ConAgra was the owner and operator of the facility at the time of its undercover operation, since the Proponent filed a complaint with local prosecutors against ConAgra and ConAgra employees for these same alleged abuses.[1] We believe that by including these serious allegations of abuse in the Proposal, the Proponent impugns the integrity and reputation of Smithfield and wrongfully accuses Smithfield's employees of illegal and immoral conduct, all of which clearly violates Rule 14a-9. See *Staff Legal Bulletin No. 14B* (September 15, 2004).

The Staff has also noted that "a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." *Staff Legal Bulletin No. 14* (July 13, 2001). The web site referenced in the Proposal includes all sorts of irrelevant

[1] The web site sited in the Proposal includes a link to the Proponent's complaint. In the letter to the prosecutor, the Proponent asserts that the alleged abuses occurred at a facility owned and operated by ConAgra Foods by ConAgra employees.

information, including references to becoming a vegetarian, a link for making donations to the Proponent, links to other undercover operations sponsored by the Proponent, and so on. None of these items are relevant to the Proposal, and the web site confuses the issue by linking it to other PETA-related propaganda and its claims of animal brutality committed by other companies.

Conclusion

For the reasons set forth above, Smithfield believes it may properly exclude the Proposal from the 2008 Proxy Materials under Rule 14a-8. Accordingly, Smithfield hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from Smithfield's 2008 Proxy Materials.

Please do not hesitate to call me at (804) 775-1044 if you require additional information or wish to discuss this submission further. If the Staff does not concur with Smithfield's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. Thank you for your attention to this matter.

Sincerely,

James M. Anderson, III

Enclosures

Shareholder Resolution on Controlled-Atmosphere Killing

RESOLVED, to improve the quality and yield of Smithfield's products, conditions for its employees, and the welfare of its animals, shareholders encourage the company to phase in controlled-atmosphere killing (CAK) in Butterball's slaughterhouses.

Supporting Statement

Smithfield uses electric immobilization in all of its turkey slaughterhouses. This involves dumping and shackling live birds, shocking them with electrified water, slitting their throats, and defeathering them in tanks of scalding-hot water.

Electric immobilization lowers product quality and yield and compromises worker safety and animal welfare:

- Because frustrated workers handle live birds, they often abuse animals. Workers at a Butterball facility in Arkansas were documented punching and kicking live birds, stomping on birds' heads until their skulls exploded, and even sexually assaulting them (see **www.ButterballCruelty.com**).
- Birds suffer broken bones, bruising, and hemorrhaging when they are dumped and shackled, which lowers product quality and yield. They also peck and scratch at each other, which increases carcass contamination.
- Birds are often scalded to death in defeathering tanks as a result of inadequate stunning procedures. When this happens, they defecate in the tanks, further decreasing yield and increasing contamination of the next birds to enter the tank.
- Frenzied birds flap at workers, kick them, and vomit and defecate on them, leading to increased worker injuries and illness, and overall poor ergonomics. This leads to higher company payout and an extremely high turnover rate.

CAK is USDA-approved and improves product quality and yield, working conditions, and animal welfare:

- With CAK, birds are placed in chambers while still in their transport crates, where their oxygen is replaced with inert gasses and/or carbon dioxide, efficiently and gently putting them "to sleep."
- Every published review of CAK concludes that it is superior to electric immobilization with regard to animal welfare, as does Dr. Temple Grandin, a scientific advisor to Smithfield.
- Because there is no live-dumping, live-shackling, or live-scalding, product quality and yield and animal welfare are greatly improved and contamination is drastically decreased. The manager of a CAK turkey plant in Ohio told *Poultry USA* that since switching to CAK, his company is "starting to quantify the improvements in yield and labor, [and] see the benefits in wings, wing meat, and breast meat."
- Because workers only handle birds once they are dead, ergonomics are improved, injury and illness rates are decreased, and the opportunities for workers to abuse live birds are eliminated. The turnover at a Nebraska poultry plant dropped by 75 percent after it installed CAK. "Before, every week there was a new person. Now, it's one of the nicer jobs in the plant," said the owner.

Although CAK improves product quality and yield, worker safety, and animal welfare—and although numerous other turkey facilities have switched to CAK—Smithfield has not shown any meaningful progress toward adopting it.

Clearly, it is in the company's best interests that shareholders vote for this resolution, which is a matter of significant public policy.

Relevant Correspondence between Smithfield and the Proponent

1. Cover letter and shareholder proposal sent to Smithfield by the Proponent, dated March 18, 2008, with the following attachments:

    a. Letter from Morgan Stanley

    b. Text of the Proposal

3/19/08

PeTA

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
Info@peta.org

March 18, 2008

Michael H. Cole
Secretary
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, Virginia 23430

Re: Shareholder Proposal for Inclusion in the 2008 Proxy Materials

Dear Secretary:

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2008 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Morgan Stanley, confirming ownership of 120 shares of Smithfield Foods Inc. common stock. PETA has held these shares continuously for more than one year and intends to hold them through and including the date of the 2008 annual shareholders meeting.

Please contact me if you need any further information. If Smithfield Foods Inc. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 757-962-8264 or via e-mail at MattPrescott@peta.org.

Sincerely,

Matt Prescott

Matt Prescott, Assistant Director
Corporate Affairs

Enclosures: 2008 Shareholder Resolution
Morgan Stanley letter

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

9812 Falls Road Suite 123
Potomac, MD 20854

toll-free 888 587 6565
tel 301 765 6460
fax 301 765 6464

Morgan Stanley

March 18, 2008

Michael H. Cole
Secretary
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, Virginia 23430

Re: Shareholder Proposal for Inclusion in the 2008 Proxy Materials

Dear Mr. Cole:

This letter serves as formal confirmation to verify that People for the Ethical Treatment of Animals is the beneficial owner of 120 shares of Smithfield Foods Inc. common stock and that PETA has continuously held at least $2,000.00 in market value, or 1% of Smithfield Foods Inc. for at least one year prior to and including the date of this letter.

Should you have any questions or require additional information, please contact me at (301) 765-6469.

Sincerely,

April Aeni
Senior Registered Assistant
Morgan Stanley & Co., Inc.
Potomac, MD

REC'D 3/108

Shareholder Resolution on Controlled-Atmosphere Killing

RESOLVED, to improve the quality and yield of Smithfield's products, conditions for its employees, and the welfare of its animals, shareholders encourage the company to phase in controlled-atmosphere killing (CAK) in Butterball's slaughterhouses.

Supporting Statement
Smithfield uses electric immobilization in all of its turkey slaughterhouses. This involves dumping and shackling live birds, shocking them with electrified water, slitting their throats, and defeathering them in tanks of scalding-hot water.

Electric immobilization lowers product quality and yield and compromises worker safety and animal welfare:

- Because frustrated workers handle live birds, they often abuse animals. Workers at a Butterball facility in Arkansas were documented punching and kicking live birds, stomping on birds' heads until their skulls exploded, and even sexually assaulting them (see **www.ButterballCruelty.com**).
- Birds suffer broken bones, bruising, and hemorrhaging when they are dumped and shackled, which lowers product quality and yield. They also peck and scratch at each other, which increases carcass contamination.
- Birds are often scalded to death in defeathering tanks as a result of inadequate stunning procedures. When this happens, they defecate in the tanks, further decreasing yield and increasing contamination of the next birds to enter the tank.
- Frenzied birds flap at workers, kick them, and vomit and defecate on them, leading to increased worker injuries and illness, and overall poor ergonomics. This leads to higher company payout and an extremely high turnover rate.

CAK is USDA-approved and improves product quality and yield, working conditions, and animal welfare:

- With CAK, birds are placed in chambers while still in their transport crates, where their oxygen is replaced with inert gasses and/or carbon dioxide, efficiently and gently putting them "to sleep."
- Every published review of CAK concludes that it is superior to electric immobilization with regard to animal welfare, as does Dr. Temple Grandin, a scientific advisor to Smithfield.
- Because there is no live-dumping, live-shackling, or live-scalding, product quality and yield and animal welfare are greatly improved and contamination is drastically decreased. The manager of a CAK turkey plant in Ohio told *Poultry USA* that since switching to CAK, his company is "starting to quantify the improvements in yield and labor, [and] see the benefits in wings, wing meat, and breast meat."
- Because workers only handle birds once they are dead, ergonomics are improved, injury and illness rates are decreased, and the opportunities for workers to abuse live birds are eliminated. The turnover at a Nebraska poultry plant dropped by 75 percent after it installed CAK. "Before, every week there was a new person. Now, it's one of the nicer jobs in the plant," said the owner.

Although CAK improves product quality and yield, worker safety, and animal welfare—and although numerous other turkey facilities have switched to CAK—Smithfield has not shown any meaningful progress toward adopting it.

Clearly, it is in the company's best interests that shareholders vote for this resolution, which is a matter of significant public policy.

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

James M. Anderson, III
Direct: 804.775.1044

McGUIREWOODS

jmanderson@mcguirewoods.com
Direct Fax: 804.698.2155

RECEIVED
2008 MAY 21 AM 10:56
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

May 20, 2008

VIA E-MAIL

VIA OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Smithfield Foods, Inc. – Shareholder Proposal from People for the Ethical Treatment of Animals ("PETA")

Ladies and Gentlemen:

On May 9 and May 19, 2008, we wrote to you regarding a shareholder proposal Smithfield Foods, Inc. ("Smithfield") received from PETA (the "Proponent") and requested that the Staff not recommend to the Commission that enforcement action be taken against Smithfield if Smithfield excluded the proposal from its 2008 proxy materials. As evidenced by the attached letter from the Proponent dated May 20, 2008, the Proponent has advised Smithfield that it is withdrawing its shareholder proposal. We are, therefore, withdrawing Smithfield's request for a no action letter.

Please do not hesitate to call me at (804) 775-1044 if you require additional information or wish to discuss this matter further.

Sincerely,

James M. Anderson, III

Enclosure

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457

PETA.org
info@peta.org

May 20, 2008

James M. Anderson
McGuireWoods LLP

Via e-mail: jmanderson@mcguirewoods.com

Dear Mr. Anderson:

PETA has reason to believe that Butterball will have a CAK slaughterhouse in operation by the second quarter of next year. As our shareholder resolution submitted to Smithfield Foods called for this exact type of movement, please be advised that we no longer feel our resolution is needed and are therefore withdrawing it.

If you have any questions, feel free to contact me at 757-962-8264 or via e-mail at MattPrescott@peta.org. Thank you.

Sincerely,

Matt Prescott

Matt Prescott, Director
Corporate Affairs

Cc: Dennis Treacy, Smithfield Foods (via e-mail)
Susan Hall (via e-mail)

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

END